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                                                                  Exhibit 99.1

                  PRESIDENTIAL ASSOCIATES I LIMITED PARTNERSHIP
                           7 Bulfinch Place, Suite 500
                                  P.O. Box 9507
                           Boston, Massachusetts 02114



August 12, 2002


Dear Limited Partner:

         As you may be aware, Equity Resource Arlington Fund LP ("Equity Resource") is making an offer to purchase up to 19 units of limited partnership interest (the "Units") in the Partnership at a purchase price of $7,500 per Unit. Equity Resource's offer is being made pursuant to the terms and conditions of an Offer to Purchase dated August 7, 2002, and the related Letter of Transmittal (together, the "Equity Resource Offer"). Pursuant to the rules of the Securities and Exchange Commission, the Partnership is required to make a recommendation whether you should accept or reject the offers, or whether the Partnership is remaining neutral.

         The Partnership believes that the price being offered by Equity Resource is not indicative of the Partnership's value and therefore recommend against accepting the Equity Resource Offer. That is, although not currently being marketed for sale, the Partnership believes that if the assets owned by the Partnership were presently sold, or, alternatively, if the property owned by Presidential Towers, Ltd., the entity in which the Partnership holds a limited partner interest, were to be sold, the net proceeds of such sale, when added to the Partnership's current reserves, would provide a per Unit distribution greater than the purchase price being offered by Equity Resource. Please note that the general partner of the Partnership will have the right to acquire one-half of any Units acquired by Equity Resource in its offer. At present, it is anticipated that the general partner of the Partnership will exercise such option.

         In any event, the decision on whether to accept Equity Resource's offer is dependent upon each limited partner's specific situation and their desire for liquidity. In this regard, if you intend to accept the offer, WE URGE YOU TO CONSULT WITH YOUR FINANCIAL AND TAX ADVISOR PRIOR TO MAKING YOUR DECISION AS THE SALE OF YOUR UNIT MAY HAVE SIGNIFICANT ADVERSE TAX CONSEQUENCES TO YOU.





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         If you have any questions, please contact Theresa Crumley at
(229) 242-7759 ext. 226.



                                             Sincerely,

                                             PRESIDENTIAL ASSOCIATES I LIMITED
                                             PARTNERSHIP













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